Interim Consolidated Financial Statements (Unaudited)

As at and for the three and nine months ended September 30, 2008

PARAMOUNT RESOURCES LTD.
Consolidated Balance Sheets (Unaudited)
($ thousands)

As at	September 30 2008	December 31 2007
ASSETS
Current assets
Cash and cash equivalents	$ 46,954	$ 83,304
Short-term investments	10,912	94,749
Accounts receivable	50,100	63,982
Risk management assets (Note 9)	31,017	–
Prepaid expenses and other	2,413	1,874
	141,396	243,909
Property, plant and equipment	773,270	754,947
Investments (Note 4)	334,849	290,701
Goodwill	10,258	10,258
	$ 1,259,773	$ 1,299,815

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 68,951	$ 91,896
Risk management liabilities (Note 9)	2,511	28,980
Current portion of stock-based compensation liability (Note 7)	187	3,333
	71,649	124,209
Long-term debt (Note 5)	101,327	134,606
Asset retirement obligations (Note 6)	94,605	97,359
Stock-based compensation liability (Note 7)	–	66
Future income taxes	57,809	34,926
	325,390	391,166

Commitments and contingencies (Notes 9 and 12)

Shareholders' equity
Share capital	306,943	313,828
Contributed surplus	2,179	1,375
Retained earnings	627,346	593,450
Accumulated other comprehensive loss	(2,085)	(4)
	934,383	908,649
	$ 1,259,773	$ 1,299,815
See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Earnings (Loss) (Unaudited)
($ thousands, except as noted)
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Revenue
Petroleum and natural gas sales	$ 83,490	$ 61,899	$ 263,368	$ 221,578
Gain (loss) on financial commodity contracts (Note 9)	79,553	(3,350)	8,160	(5,398)
Royalties	(12,058)	(8,780)	(40,836)	(36,079)
	150,985	49,769	230,692	180,101
Expenses
Operating	12,692	19,234	53,542	63,153
Transportation	3,963	4,002	11,688	12,478
General and administrative	6,524	7,898	21,514	26,064
Stock-based compensation	(11,901)	(2,680)	2,022	(5,969)
Depletion, depreciation and accretion	29,512	32,866	88,659	107,805
Exploration	1,140	1,536	6,487	9,385
Dry hole	170	11,094	5,477	58,696
(Gain) on sale of property, plant and equipment	(9,613)	(810)	(8,847)	(283,025)
Write-down of petroleum and natural gas properties	–	79,598	–	79,598
Interest and financing charges	2,316	4,229	7,411	28,632
Foreign exchange (gain) loss (Note 9)	1,609	110	4,040	(24,548)
Debt extinguishment and other	(185)	9,824	1,510	9,124
	36,227	166,901	193,503	81,393
Income (loss) from equity investments (Note 4)	29,824	(1,655)	11,186	555,484
Other income	920	4,050	4,754	4,611
Non-controlling interest	–	(321)	–	11,243
Earnings (loss) before tax	145,502	(115,058)	53,129	670,046
Income and other tax expense (recovery)
Current and other tax expense	558	331	1,042	856
Future income tax expense (recovery)	41,066	(33,234)	18,138	96,432
	41,624	(32,903)	19,180	97,288
Net earnings (loss)	$ 103,878	$ (82,155)	$ 33,949	$ 572,758

Net earnings (loss) per common share ($/share) (Note 8)
Basic	$ 1.53	$ (1.17)	$ 0.50	$ 8.12
Diluted	$ 1.53	$ (1.17)	$ 0.50	$ 8.04

See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Shareholders’ Equity (Unaudited)
($ thousands, except as noted)

	Nine months ended September 30, 2008		Twelve months ended December 31, 2007
Share Capital	Shares (000’s)		Shares (000’s)
Balance, beginning of period	67,681	$ 313,828	70,279	$ 341,071
Issued on exercise of stock options	74	1,198	701	14,197
Share issuance costs, net of tax benefit	–	–	–	(165)
Tax effect of flow-through share renunciations and other	–	(7,753)	–	(21,684)
Common shares repurchased	(6)	(30)	(3,299)	(15,308)
Unvested common shares under stock incentive plan	–	(300)	–	(775)
Adjustment on MGM Energy spinout (Note 1)	–	–	–	(3,508)
Balance, end of period	67,749	$ 306,943	67,681	$ 313,828

Contributed Surplus
Balance, beginning of period		$ 1,375		$ –
Stock-based compensation expense on investees’ options		804		1,375
Balance, end of period		$ 2,179		$ 1,375

Retained Earnings
Balance, beginning of period		$ 593,450		$ 222,679
Adjustment on MGM Energy spinout (Note 1)		–		(5,901)
Common shares repurchased		(53)		(39,569)
Net earnings (loss)		33,949		416,241
Balance, end of period		$ 627,346		$ 593,450

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$ (4)		$ –
Other comprehensive income (loss), net of tax		(2,081)		(4)
Balance, end of period		$ (2,085)		$ (4)
Total Shareholders’ Equity		$ 934,383		$ 908,649

See the accompanying notes to these Interim Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
($ thousands)
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Net earnings (loss)	$ 103,878	$ (82,155)	$ 33,949	$ 572,758
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available for sale investments	(9,952)	(33)	(2,081)	93
Comprehensive income (loss)	$ 93,926	$ (82,188)	$ 31,868	$ 572,851

 See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Cash Flows (Unaudited)
($ thousands)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Operating activities
Net earnings (loss)	$ 103,878	$ (82,155)	$ 33,949	$ 572,758
Add (deduct)
Items not involving cash (Note 11)	(62,016)	90,115	72,409	(560,873)
Asset retirement obligation expenditures	(2,250)	(4,090)	(7,562)	(5,975)
Exploration and dry hole	1,310	12,664	11,964	66,602
Debt extinguishment costs	–	5,145	626	5,145
	40,922	21,679	111,386	77,657
Change in non-cash working capital	8,715	(34,214)	11,865	(21,173)
Cash from (used in) operating activities	49,637	(12,535)	123,251	56,484

Financing activities
Net draw (repayments) of short-term debt and revolving long-term debt	3,614	–	3,614	(77,118)
Repayment of long-term debt	–	(246,406)	(45,990)	(247,916)
Settlement of foreign exchange contract	–		(22,335)	4,900
Common shares issued, net of issuance costs	136	21	457	3,368
Common shares repurchased	–	(35,102)	(83)	(35,102)
MGM Energy shares issued, net of issuance costs	–	–	–	78,546
Cash from (used in) financing activities	3,750	(281,487)	(64,337)	(273,322)

Investing activities
Expenditures on property, plant and equipment and exploration	(40,236)	(38,233)	(124,679)	(267,765)
Proceeds on sale of property, plant and equipment	8,302	14,478	20,869	106,796
Investments	(18,539)	(12,027)	(51,690)	(12,027)
Settlement of note receivable	–	–	75,000	–
Reorganization costs and other	–	(1,288)	–	(3,841)
Proceeds on disposal of investment (net)	–	1,143	–	680,368
Change in basis of presentation – MGM Energy	–	–	–	(50,404)
Change in non-cash working capital	(2,160)	(18,338)	(14,764)	(146,038)
Cash from (used in) investing activities	(52,633)	(54,265)	(95,264)	307,089

Increase (decrease) in cash and cash equivalents	754	(348,287)	(36,350)	90,251
Cash and cash equivalents, beginning of period	46,200	452,895	83,304	14,357
Cash and cash equivalents, end of period	$ 46,954	$ 104,608	$ 46,954	$ 104,608

Supplemental cash flow information (Note 11)
See the accompanying notes to these Interim Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

1.

Basis of Presentation

The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries ("Paramount" or the "Company"), are stated in Canadian dollars, and have been prepared using accounting policies and methods of application that are consistent with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2007. Paramount conducts its business through two business segments: Principal Properties and Strategic Investments.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2007.

a)

MGM Energy Corp. - Basis of Presentation

On January 12, 2007, Paramount completed the spinout of MGM Energy Corp. ("MGM Energy"). Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding common shares of MGM Energy ("MGM Shares"), and MGM Energy’s financial position, results of operations and cashflows were included in the Consolidated Financial Statements of Paramount. As a result of an issuance of common shares by MGM Energy on May 30, 2007, Paramount’s ownership interest in MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.

b)

Reclassification

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

c)

Change in Estimate

In accordance with its policy, the Company reviews depreciation estimates on an ongoing basis. As a result, effective January 1, 2008, the Company changed the usage pattern estimates of certain facilities and gathering systems to a unit of production method from a straight-line method to better reflect the observed usage and expected lives of these assets. The effect of this change in estimate for the nine months ended September 30, 2008 was to increase depreciation expense by $20.1 million, decrease future income tax expense by $5.7 million, decrease net earnings by $14.4 million, and decrease basic and diluted earnings per share by $0.21.

           2.  Changes to Accounting Policies

As of January 1, 2008, Paramount adopted new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535 – "Capital Disclosures". Additional disclosures required as a result of adopting the section are included in Note 10.

As of January 1, 2008 Paramount adopted new CICA Handbook Sections 3862 – "Financial Instruments – Disclosures" and 3863 – "Financial Instruments – Presentation". Additional disclosures required as a result of adopting these sections are included in Note 9.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

3. Segmented Information

Paramount segregates its operations into the following segments, which have been established by management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in Central Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories, and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota. Goodwill is included in Principal Properties.

•

Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition, based on spin-outs, sales, or future revenue generation. Paramount Drilling U.S. LLC ("Paramount Drilling") is included in Strategic Investments.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

Three months ended September 30, 2008	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 71,432	$ –	$ –	$ 71,432
Gain on financial commodity contracts	79,553	–	–	79,553
	150,985	–	–	150,985
Expenses
Operating and transportation	16,655	–	–	16,655
General and administrative	–	516	6,008	6,524
Stock-based compensation	–	–	(11,901)	(11,901)
Depletion, depreciation and accretion	28,159	915	438	29,512
Exploration	1,140	–	–	1,140
Dry hole	170			170
Gain on sale of property, plant and equipment	(9,613)	–	–	(9,613)
Interest and financing charges	–	–	2,316	2,316
Foreign exchange loss	–	–	1,609	1,609
Debt extinguishment and other	(185)	–	–	(185)
	36,326	1,431	(1,530)	36,227
Income from equity investments	–	29,824	–	29,824
Other income	–	561	359	920
Segment earnings	$ 114,659	$ 28,954	$ 1,889	145,502
Income and other tax expense				41,624
Net earnings				$ 103,878

Three months ended September 30, 2007	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 53,119	$ –	$ –	$ 53,119
Loss on financial commodity contracts	(3,350)	–	–	(3,350)
	49,769	–	–	49,769
Expenses
Operating and transportation	23,236	–	–	23,236
General and administrative	–	24	7,874	7,898
Stock-based compensation	–	103	(2,783)	(2,680)
Depletion, depreciation and accretion	32,507	23	336	32,866
Exploration	1,396	140	–	1,536
Dry Hole	11,094	–	–	11,094
(Gain) loss on sale of property, plant and equipment	(987)	177	–	(810)
Write-down of petroleum and natural gas properties	79,598	–	–	79,598
Interest and financing charges	–	–	4,229	4,229
Foreign exchange loss	–	–	110	110
Debt extinguishment and other	404	–	9,420	9,824
	147,248	467	19,186	166,901
Loss from equity investments	–	(1,655)	–	(1,655)
Other income	–	490	3,560	4,050
Non-controlling interest	150	(471)	–	(321)
Segment loss	$ (97,329)	$ (2,103)	$ (15,626)	(115,058)
Income and other tax recovery				(32,903)
Net loss				$ (82,155)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

Nine months ended September 30, 2008	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 222,532	$ –	$ –	$ 222,532
Gain on financial commodity contracts	8,160	–	–	8,160
	230,692	–	–	230,692
Expenses
Operating and transportation	65,230	–	–	65,230
General and administrative	–	1,299	20,215	21,514
Stock-based compensation	–	–	2,022	2,022
Depletion, depreciation and accretion	85,357	2,063	1,239	88,659
Exploration	6,487	–	–	6,487
Dry hole	5,477	–	–	5,477
Gain on sale of property, plant and equipment	(8,847)	–	–	(8,847)
Interest and financing charges	–	–	7,411	7,411
Foreign exchange loss	–	–	4,040	4,040
Debt extinguishment and other	174	–	1,336	1,510
	153,878	3,362	36,263	193,503
Income from equity investments	–	11,186	–	11,186
Other income	–	1,984	2,770	4,754
Segment earnings (loss)	$ 76,814	$ 9,808	$ (33,493)	53,129
Income and other tax expense				19,180
Net earnings				$ 33,949

Nine months ended September 30, 2007	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 185,499	$ –	$ –	$ 185,499
Loss on financial commodity contracts	(5,398)	–	–	(5,398)
	180,101	–	–	180,101
Expenses
Operating and transportation	75,631	–	–	75,631
General and administrative	–	3,749	22,315	26,064
Stock-based compensation	–	926	(6,895)	(5,969)
Depletion, depreciation and accretion	106,748	170	887	107,805
Exploration	5,606	3,779	–	9,385
Dry hole	18,872	39,824	–	58,696
Gain on sale of property, plant and equipment	(12,220)	(270,805)	–	(283,025)
Write-down of petroleum and natural gas properties	79,598	–	–	79,598
Interest and financing charges	–	–	28,632	28,632
Foreign exchange gain	–	–	(24,548)	(24,548)
Debt extinguishment and other	(1,806)		10,930	9,124
	272,429	(222,357)	31,321	81,393
Income from equity investments	–	555,484	–	555,484
Other income	–	861	3,750	4,611
Non-controlling interest	302	10,941	–	11,243
Segment earnings (loss)	$ (92,026)	789,643	$ (27,571)	670,046
Income and other tax expense				97,288
Net earnings				$ 572,758

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

Capital Expenditures	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Principal Properties	$ 33,270	$ 33,069	$ 106,629	$ 205,672
Strategic Investments	5,843	3,276	10,917	53,227
Corporate	29	464	706	964
	$ 39,142	$ 36,809	$ 118,252	$ 259,863

Total Assets	As at September 30
	2008	2007
Principal Properties	$ 829,618	$ 938,897
Strategic Investments	378,802	319,682
Corporate	51,353	225,467
	$ 1,259,773	$ 1,484,046

Capital expenditures for Principal Properties during the nine months ended September 30, 2008 include $5.0 million (2007 – nil) of drilling costs for services provided by Paramount Drilling.

In August of 2008 Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig. To date, US$3.3 million has been paid of a total commitment of US$8.2 million. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

4.

Investments

As at	September 30, 2008		December 31, 2007
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	21,214	$ 112,318	17,763	$ 77,370
MGM Energy	43,834	58,255	21,470	58,182
Paxton Corporation (“Paxton”)	1,750	4,820	–	–
Private oil and gas company (“Privateco”)	2,709	3,187	2,709	2,523
		178,580		138,075
Available for sale investments:
MEG Energy Corp. (“MEG Energy”)	3,700	151,700	3,700	151,700
NuLoch Resources Inc. (“NuLoch”)	6,141	3,869	–	–
Other		700		926
		$ 334,849		$ 290,701

During the three months ended March 31, 2008, Paramount made open market purchases of 1.9 million units of Trilogy and participated in Trilogy’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.5 million units.  Paramount allocated $19.0 million of the net purchase price differential of $24.1 million to property plant and equipment, and the remainder to goodwill. The purchase price differential applicable to property plant and equipment is being amortized into equity earnings over the life of Trilogy’s proved reserves.

From April 1, 2008 to September 30, 2008, Paramount continued to participate in Trilogy’s DRIP, acquiring an additional 1.0 million units. In September of 2008 Trilogy repurchased 1.8 million of its trust units pursuant to a normal course issuer bid. As of September 30, 2008 Paramount’s ownership in Trilogy has increased to 22.1 percent due to its DRIP participation and Trilogy’s unit repurchases.

During the three months ended September 30, 2008 Paramount purchased 22.4 million common shares of MGM Energy for $12.3 million, as part of a public issuance of common and flow-through shares by MGM Energy. Paramount recorded a dilution gain of $0.7 million as a result of the offering, and maintained a 16.7 percent equity interest in MGM Energy.

At September 30, 2008, Paramount held 2.9 percent of MEG Energy’s common shares.

In February 2008, the Company purchased 3.5 million common shares of Paxton, a private company, for $4.8 million. Subsequently, Paxton consolidated its common shares on a two-for-one basis. In May 2008 Paxton issued additional shares, which reduced Paramount’s equity interest to 10.1 percent from 16.8 percent at March 31, 2008.  As a result of the issuance, Paramount recognized a dilution gain of $0.1 million. Certain directors of Paramount are also directors and shareholders of Paxton.

In March 2008, the Company purchased 6.1 million Class A common shares of NuLoch for $6.0 million. As of September 30, 2008, Paramount owned approximately 20 percent of NuLoch’s outstanding Class A common shares.

Income (loss) from equity investments is composed of the following:

Three months ended September 30	Equity earnings (loss)	Dilution gain	2008	2007
Trilogy	$ 28,510	$ –	$ 28,510	$ (791)
MGM Energy	(50)	708	658	(1,225)
Paxton	(9)	–	(9)	–
Privateco	665	–	665	480
North American Oil Sands Corporation	–	–	–	(119)
	$ 29,116	$ 708	$ 29,824	$ (1,655)

Nine months ended September 30	Equity earnings (loss)	Dilution gain (loss)	2008	2007
Trilogy	$ 23,232	$ –	$ 23,232	$ 9,842
MGM Energy	(8,934)	(3,785)	(12,719)	28,140
Paxton	(56)	64	8	–
Privateco	665	–	665	480
North American Oil Sands Corporation	–	–	–	517,022
	$ 14,907	$ (3,721)	$ 11,186	$ 555,484

5.

Long-Term Debt

As at	September 30 2008	December 31 2007
Canadian Dollar Denominated Debt
Bank credit facility	$ 3,614	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$93.2 million), (2007 – US$138.2 million)	98,774	136,547
	102,388	136,547
Debt financing costs – unamortized portion	(1,061)	(1,941)
	$ 101,327	$ 134,606

Bank Credit Facility

During the second quarter, Paramount renewed its credit agreement and extended the revolving term to April 29, 2009. Both the gross and net borrowing base were adjusted to $150 million. The banking syndicate’s commitment to lend up to $125 million remains unchanged. As of September 30, 2008, Paramount had undrawn letters of credit outstanding totalling $15.7 million that reduce the amount available to the Company under the credit facility.

US Senior Notes

During the first quarter of 2008, Paramount made open market purchases of US$45.0 million (2007 – US$75.4 million) principal amount of US Senior Notes, reducing the net principal outstanding to US$93.2 million at September 30, 2008 from the original balance of US$213.6 million

6.

Asset Retirement Obligations

	Nine months ended September 30, 2008	Year ended December 31, 2007
Asset retirement obligations, beginning of period	$ 97,359	$ 83,815
Disposal of properties	(3,166)	(13,107)
Liabilities incurred	949	10,997
Revision in estimated costs of abandonment	–	17,961
Liabilities settled	(7,562)	(6,958)
Accretion expense	6,578	6,666
Change in basis of presentation - MGM Energy (Note 1)	–	(966)
Effects of foreign exchange	447	(1,049)
Asset retirement obligations, end of period	$ 94,605	$ 97,359

7.

Stock-based Compensation

Paramount Options	Nine months ended September 30, 2008		Nine months ended September 30, 2007
	Weighted Average Exercise Price	# of Options	Weighted Average Exercise Price	# of Options
	($ / share)		($ / share)
Balance, beginning of period	$ 19.49	6,430,000	$ 19.41	4,468,925
Granted	14.58	62,000	20.73	1,658,500
Exercised	7.71	(283,600)	5.59	(732,800)
Cancelled	21.04	(423,200)	25.16	(434,500)
Balance, end of period	$ 19.90	5,785,200	$ 21.39	4,960,125
Options exercisable, end of period	$ 21.55	785,500	$ 18.31	372,150

Holdco Options	Nine months ended September 30, 2008		Nine months ended September 30, 2007
	Weighted Average Exercise Price	# of Options	Weighted Average Exercise Price	# of Options
	($ / share)		($ / share)
Balance, beginning of period	$ 8.14	334,375	$ 6.72	737,625
Exercised	6.53	(243,875)	4.83	(238,250)
Cancelled	10.03	(6,000)	14.01	(20,000)
Balance, end of period	$ 12.63	84,500	$ 7.25	479,375
Options exercisable, end of period	$ 12.05	56,000	$ 7.49	189,500

8.

Weighted Average Shares Outstanding

Earnings (loss) per common share is calculated by dividing earnings available to common shareholders by the weighted average number of Common Shares outstanding.

	Three months ended September 30		Nine months ended September 30
(thousands of common shares)	2008	2007	2008	2007
Weighted average common shares outstanding – Basic	67,747	69,992	67,720	70,570
Dilutive effect of stock options	262	–	343	688
Weighted average common shares outstanding – Diluted	68,009	69,992	68,063	71,258

9.

Risk Management and Financial Instruments

Financial instruments at September 30, 2008 consisted of cash and cash equivalents, short-term investments, accounts receivable, risk management assets and liabilities, available for sale investments, accounts payable and accrued liabilities, and long-term debt.

Fair Values of Financial Assets and Liabilities

Risk management assets and liabilities are carried at fair value, which is based on forward market curves and is compared to quotes provided by financial institutions. The carrying value of Paramount’s long-term debt is measured at amortized cost. The US Senior Notes had a market value of 91.5 percent of their principal amount at September 30, 2008.

Available for sale investments that are publicly traded are carried at market value. The investment in MEG Energy is carried at cost because MEG Energy is a private corporation and its common shares are not traded in an active market. Paramount has no immediate plans to dispose of its available for sale investments.

The carrying value of all other financial instruments approximates fair value due to their short-term maturities.

Risk management assets and liabilities outstanding at September 30, 2008 are as follows:

	Total Notional	Average Price	Fair Value	Remaining Term
Risk management assets
Commodity
Gas - NYMEX	40,000 MMbtu/d	Fixed - US$9.07/MMbtu	$ 2,102	October 2008
Gas - NYMEX	20,000 MMbtu/d	Fixed - US$9.99/MMbtu	6,787	November 2008 - March 2009
Gas - AECO	20,000 GJ/d	Fixed - CAD$9.50/GJ	7,493	November 2008 - March 2009
Crude - WTI	1,000 Bbl/d	Fixed - US$107.31/Bbl	649	October 2008 - December 2008
Crude - WTI	1,000 Bbl/d	Fixed - US$133.65/Bbl	11,721	January 2009 - December 2009
Foreign Exchange
Canadian/US Dollar Collar	US$90 million	CDN$/US$ - Floor $1.0550 Ceiling $0.9949	2,265	January 2009 expiry
			31,017
Risk management liabilities
Commodity
Crude - WTI	1,000 Bbl/d	Fixed - US$73.48/Bbl	(2,511)	October 2008 - December 2008
Net risk management asset (liability)			$ 28,506

The changes in fair values of risk management assets and liabilities for the nine months ended September 30, 2008 are as follows:

	Commodity	Foreign Exchange	Total
Fair value, beginning of period	$ (6,941)	$ (22,039)	$ (28,980)
Changes in fair value	8,160	1,969	10,129
Settlements – paid	25,022	22,335	47,357
Fair value, end of period	$ 26,241	$ 2,265	$ 28,506

The foreign exchange loss for the nine month period ended September 30, 2008 includes a net loss on the US Senior Notes of $6.9 million and a net gain of $2.0 million related to foreign exchange contracts.

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $14.2 million at September 30, 2008 (December 31, 2007 – loss of $17.2 million). The Company has designated this contract as normal usage, and as a result does not recognize the fair value of the contract in the Consolidated Financial Statements.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of underlying changes in market prices. The principal market risks impacting Paramount are commodity price risk, foreign currency risk, interest rate risk, and equity price risk.

Commodity Price Risk

The Company uses financial commodity contracts from time to time to manage its exposure to commodity price volatility. At September 30, 2008, assuming all other variables are held constant, a 10 percent increase or decrease in the applicable forward market curves would have had the following impact on Paramount’s net earnings from changes in the fair value of financial commodity contracts:

	10% increase	10% decrease
Natural gas	$ (3,700)	$ 3,700
Crude oil	$ (4,200)	$ 4,200

Foreign Currency Risk

Paramount is exposed to foreign currency risk on financial instruments denominated in US dollars including cash balances, accounts receivable, risk management assets and liabilities, accounts payable, US Senior Notes and related interest. The Company uses foreign exchange contracts to manage foreign exchange risks related to its US Senior Notes. At September 30, 2008, a strengthening or weakening of the Canadian dollar relative to the US dollar would have had the following effect on net earnings.

	Strengthen 1%	Weaken 1%
US Senior Notes	$ 800	$ (800)
Foreign exchange collar	$ (600)	$ 500

Sales prices of crude oil and natural gas are determined with reference to US benchmark prices, therefore a strengthening of the Canadian dollar relative to the US dollar will decrease the revenue received for petroleum and natural gas products. Paramount’s expenditures are primarily in Canadian dollars but include capital and operating expenditures in US dollars, largely related to the Company’s US operations, and payments of interest on US Senior Notes and settlements of risk management liabilities.

Interest Rate Risk

Paramount is exposed to interest rate risk from time to time on outstanding balances of floating rate credit facilities and on interest bearing cash and cash equivalents and short-term investments. Paramount’s US Senior Notes bear interest at a fixed rate and are subject to fair value changes as interest rates change.

Equity Price Risk

Paramount is exposed to equity price risk associated with its available for sale investments.

Credit Risk

Paramount is exposed to credit risk on its financial instruments where a financial loss would be experienced if a counterparty to a financial asset failed to meet its obligations. The Company minimizes credit risk by entering into contracts with counterparties that possess high credit ratings, by employing net settlement agreements, employing letters of credit, and limiting available credit when necessary. Accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. At September 30, 2008, Paramount did not have any significant concentrations of credit risk with any individual sales customer or joint venture partner. The maximum credit risk exposure at September 30, 2008 is limited to the carrying values of cash and cash equivalents, short-term investments, accounts receivable and risk management assets.

Liquidity Risk

Liquidity risk is the risk that Paramount will be unable to meet its financial obligations. The Company manages liquidity risk by ensuring that it has sufficient cash, credit facilities and other financial resources available to meet its obligations.

The Company forecasts cash flows for a period of 12 months to identify financial requirements. These requirements are met through a combination of cash flows from operations, credit facilities, dispositions of assets, and accessing capital markets.

Contractual obligations related to financial liabilities, at September 30, 2008 are as follows:

	2008	2009-2010	2011-2013	Total
Accounts payable and accrued liabilities	$ 68,951	$ –	$ –	$ 68,951
Risk management liabilities	2,511	–	–	2,511
Bank credit facility	–	3,614	–	3,614
US Senior Notes, including interest	–	16,791	119,762	136,553
	$ 71,462	$ 20,405	$ 119,762	$ 211,629

10.

Capital Structure

Paramount’s primary objectives in managing its capital structure are to:

(i)

maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk;

(ii)

maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and repayment of debt obligations when due; and

(iii)

maximize shareholder returns.

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others, to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. Paramount may adjust its capital structure by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs, and acquiring or disposing of assets.

Paramount’s capital structure consists of the following:

As at	September 30, 2008	December 31, 2007
Working capital (surplus)(1)	$ (41,428)	$ (152,013)
Credit facility	3,614	–
US Senior Notes (excluding unamortized financing fees)	98,774	136,547
Net Debt	60,960	(15,466)
Share capital	306,943	313,828
Contributed surplus	2,179	1,375
Retained earnings	627,346	593,450
Accumulated other comprehensive income (loss)	(2,085)	(4)
Total Capital	$ 995,343	$ 893,183

(1) Excludes risk management assets and liabilities and stock-based compensation liabilities.

Paramount is subject to financial covenants under its credit facility and US Senior Note agreements ("Debt Agreements"). The Company maintained compliance with all such financial covenants during the quarter. The Debt Agreements contain certain restrictions on Paramount’s ability to repurchase equity, issue or refinance debt, acquire or dispose of assets, or pay dividends.

11.

Consolidated Statements of Cash Flows – Selected Information

Items not involving cash

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
(Gain) loss on sale of investments	$ –	$ 119	$ –	$ (528,566)
Financial commodity contracts	(89,427)	1,886	(33,182)	21,605
Stock-based compensation	(12,284)	(3,267)	(2,471)	(9,057)
Depletion, depreciation and accretion	29,512	32,866	88,659	107,805
Gain on sale of property, plant and equipment	(9,613)	(810)	(8,847)	(283,025)
Foreign exchange (gain) loss	2,419	207	5,085	(26,452)
Cash distributions in excess of equity earnings	–	6,127	3,930	–
Equity earnings in excess of cash distributions	(23,579)	–	–	(13,308)
Future income tax expense (recovery)	41,066	(33,234)	18,138	96,432
Write-down of petroleum and natural gas properties	–	79,598	–	79,598
Non-controlling interest	–	321	–	(11,243)
Extinguishment of debt, interest and other	(110)	6,302	1,097	5,338
	$ (62,016)	$ 90,115	$ 72,409	$ (560,873)

Supplemental cash flow information

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Interest paid	$ 4,030	$ 10,372	$ 10,722	$ 39,348
Current and other tax paid	$ 328	$ 864	$ 1,011	$ 1,680

12.

Subsequent Events

Paramount settled the following commodity sales contracts subsequent to September 30, 2008:

Commodity	Notional/Quantity	Price	Original Term	Payment Received
Gas - NYMEX	10,000 MMbtu/d	Fixed - US$10.03/MMbtu	November 2008 - March 2009	US$ 4.8 million
Crude - WTI	1,000 Bbl/d	Fixed - US$133.65/Bbl	January 2009 - December 2009	US$19.5 million

In addition, Paramount entered into the following commodity purchase contracts:

Commodity	Notional/Quantity	Price	Term
Gas - NYMEX	(10,000) MMbtu/d	Fixed - US$6.63/MMbtu	November 2008 - March 2009
Crude - WTI	(2,000) Bbl/d	Fixed - US$74.63/Bbl	November 2008 - December 2008